
October 16, 2018

Ronald Fior
Chief Financial Officer
Quotient Technology Inc.
400 Logue Avenue
Mountain View, CA 94043

> **Re: Quotient Technology Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 16, 2018**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2018**
> **Filed August 3, 2018**
> **File No. 001-36331**

Dear Mr. Fior:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Telecommunications